Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HARMONY BIOSCIENCES HOLDINGS, INC.

Harmony Biosciences Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), does hereby certify as follows:

FIRST: That the Board of Directors of the Corporation, pursuant to unanimous written consent and in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware, adopted a resolution setting forth an amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation set forth below (the “Amendment”).

SECOND: That in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, the Amendment was duly adopted and approved pursuant to a written consent signed by (i) the holders of a majority in voting power of the issued and outstanding shares of Series A Preferred Stock, par value $0.00001 per share, of the Corporation, Series B Preferred Stock, par value $0.00001 per share, of the Corporation and Series C Preferred Stock, par value $0.00001 per share, of the Corporation (collectively, the “Preferred Stock”), voting together as a single class and on an as-converted to Common Stock (as defined below) basis, and (ii) the holders of a majority in voting power of the outstanding shares of (x) common stock, par value $0.00001 per share (“Common Stock”), of the Corporation and (y) Preferred Stock on an as-converted to Common Stock basis, voting together as a single class.

THIRD: Immediately upon the effectiveness of the Amendment and without further action by the Corporation or any holders thereof, Article Fourth of the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended, shall be amended and restated in its entirety to read as follows:

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is currently 1,100,000,000 shares, of which (i) 600,000,000 shares shall be Common Stock (the “Common Stock”), and (ii) 500,000,000 shares shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.00001 per share. The Common Stock shall have a par value of $0.00001 per share.

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Stock Split Effective Time”), each eight and two hundred fifteen thousandths (8.215) shares of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action on the part of the Corporation or the holders thereof be reclassified into one (1) share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock and the Preferred Stock following the Reverse Stock Split shall remain at $0.00001 per share. The number of authorized shares of Common Stock and Preferred Stock set forth in the first paragraph of Article Third of this Amendment shall not be affected by, and shall remain unchanged following, the Reverse Stock Split. This reclassification shall apply to all shares of Common Stock outstanding or held in treasury immediately prior to the Stock Split Effective Time.

All certificates representing shares of Common Stock outstanding immediately prior to the Stock Split Effective Time shall thereafter represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the Corporation, and upon such surrender the holder may request that the Corporation issue a certificate for the number of shares of Common Stock to which the holder is entitled as a result of the Reverse Stock Split.

No fractional shares shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given stockholder of record shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock to a stockholder of record, the Corporation shall, in lieu of issuing any such fractional share, round down to the nearest whole number of shares in order bring the number of shares held by such stockholder of record down to the nearest whole number of shares of Common Stock. No certificates or book-entries representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Each certificate or book-entry in favor of a stockholder of record that immediately prior to the Stock Split Effective Time represented shares of Common Stock (each, and “Old Certificate”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FOURTH: Immediately upon the effectiveness of the Amendment and without further action by the Corporation or any holders thereof, Section 5.1 of Section B of Article Fourth of the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended, shall be amended and restated in its entirety to read as follows:

Each share of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-applicable Preferred Conversion Price, upon the earlier to occur of the following events: (i) the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock; or (ii) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $75,000,000 of gross proceeds to the Corporation (the effective time of such affirmative election or the time immediately prior to such closing of the public offering, as applicable, is referred to herein as the “Mandatory Conversion Time”). Upon the occurrence of the Mandatory Conversion Time, the following shall occur: (a) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to

Subsection 4.1.1, (b) such shares may not be reissued by the Corporation and (c) the Corporation shall, as determined by the Board of Directors of the Corporation in its sole discretion, either (i) issue to each holder of shares of Preferred Stock as of immediately prior to the Mandatory Conversion Time a number of shares of Common Stock equal to (x) the aggregate amount of Accruing Dividends accrued on the shares of Preferred Stock held by such holder and not previously paid as of immediately prior to the Mandatory Conversion Time divided by (y) the actual price per share of Common Stock in such sale of shares of Common Stock to the public, or (ii) pay to each holder of shares of Preferred Stock in cash an aggregate amount equal to the aggregate Accruing Dividends accrued on the shares of Preferred Stock held by such holder and not previously paid as of immediately prior to the Mandatory Conversion Time.

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IN WITNESS WHEREOF, Harmony Biosciences Holdings, Inc. has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 10th day of August, 2020.

By:	/s/ John Jacobs
Name:	John Jacobs
Title:	President and Chief Executive Officer